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                                                    Registration No. 333-23595
                         Prospectus Supplement filed pursuant to Rule 424(b)(3)


                       PEGASUS COMMUNICATIONS CORPORATION

                                Supplement No. 1
                              dated April 23, 1997
                                       to
              Prospectus for 366,464 Shares of Class A Common Stock
                              dated March 26, 1997

                             -----------------------

         Unless otherwise defined, all terms used herein but not otherwise defined shall have the same meaning as in the March 26, 1997 Prospectus.

The following information supplements the disclosure found in the Prospectus:

Acquisitions of New DBS Territories
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         On April 16, 1997, Pegasus announced pending acquisitions of DIRECTV distribution rights and related assets from nine independent DIRECTV providers and the completion of one such acquisition. The ten acquisitions involve in the aggregate cash consideration of approximately $47.6 million and approximately $700,000 in shares of Class A Common Stock. The ten independent providers provide service to approximately 25,000 subscribers in 17 states in territories that comprise in excess of 300,000 television households. Approximately 110,000 of these households are not presently passed by cable. These acquisitions will increase Pegasus' exclusive DIRECTV territory to 1.7 million TV households serving approximately 80,000 DBS subscribers in 24 states. Each of the pending acquisitions is subject to the negotiation of a definitive agreement, if not already entered into, and, if not already granted, the prior approval of the NRTC and Hughes. There can be no assurance all or any of these pending acquisitions will be completed.